Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	July 28, 2003

First Point appoints new Chief Financial Officer
and Corporate Secretary.

Peter M.D. Bradshaw, President and Chief Executive Officer of First Point Minerals Corp., is pleased to announce the appointment of J. Christopher Mitchell as Chief Financial Officer and Corporate Secretary. Mr. Mitchell succeeds Robert Watts as Chief Financial Officer and Rod Kirkham as Corporate Secretary. Messrs. Kirkham and Watts will continue to serve as Directors of First Point, to provide their very extensive business expertise to the company.

Mr. Mitchell, a member of the Association of Professional Engineers of British Columbia, graduated from the University of British Columbia in 1970 with a Master of Business Administration degree (Finance option). Since that time, Mr. Mitchell has held a variety of senior management positions with publicly-traded companies headquartered in Denver, Colorado and Vancouver, B.C. Most recently, he served as Executive Vice President and Chief Financial Officer of Constellation Copper Corporation (previously Summo Minerals), of Denver and before that had senior positions with Orvana Minerals and Viceroy Resources Corporation.

In addition to his duties with First Point Minerals, Mr. Mitchell will continue to act as Chief Financial Officer for Constellation.

Mr. Bradshaw commented “Mr. Mitchell’s very extensive combination of technical and managerial background in the mineral sector will make him a valuable addition to First Point’s management. His expertise in the area of financing will be especially beneficial to the Company in the future as we continue to expand our activities”.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

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this news release.